UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

AQUANTIA CORP.

(Name of Issuer)

COMMON STOCK, $0.00001 PAR VALUE

(Title of Class of Securities)

03842Q108

(CUSIP Number)

december 31, 2018

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03842Q108	Page 2 of 11 Pages

1.	Name of Reporting Persons WRV II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,868,084 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,868,084 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,868,084 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.4% (3)
12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13G is filed by WRV II, LP (“WRV II”), Walden Riverwood Ventures, L.P. (“Walden”), WRV GP II, LLC (“WRV GP II”), Walden Riverwood GP, LLC (“Walden GP”), Lip-Bu Tan (“Tan”), Michael Marks (“Marks”) and Nicholas Brathwaite (“Brathwaite”) (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Consists of 1,868,084 shares of the Issuer’s common stock held by WRV II. WRV GP II is the general partner of WRV II and Tan, Marks and Brathwaite are members of the investment committee of WRV GP II. WRV II, WRV GP II, Tan, Marks and Brathwaite share power to direct the voting and disposition of the shares. Each of WRV GP II, Tan, Marks and Brathwaite disclaims beneficial ownership of the shares except to the extent of his or its respective pecuniary interest therein.

(3) This percentage is calculated based upon 34,854,563 outstanding shares of the Issuer’s common stock, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q (File No. 001-38270) filed with the Securities and Exchange Commission on November 7, 2018.

CUSIP No. 03842Q108	Page 3 of 11 Pages

1.	Name of Reporting Persons Walden Riverwood Ventures, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 639,573 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 639,573 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 639,573 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.8% (3)
12.	Type of Reporting Person (See Instructions) PN

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Consists of 639,573 shares of the Issuer’s common stock held by Walden. Walden GP is the general partner of Walden and Tan and Marks are members of the investment committee of Walden GP. Walden, Walden GP, Tan and Marks share power to direct the voting and disposition of the shares. Each of Walden GP, Tan and Marks disclaims beneficial ownership of the shares except to the extent of his or its respective pecuniary interest therein.

(3) This percentage is calculated based upon 34,854,563 outstanding shares of the Issuer’s common stock, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q (File No. 001-38270) filed with the Securities and Exchange Commission on November 7, 2018.

CUSIP No. 03842Q108	Page 4 of 11 Pages

1.	Name of Reporting Persons WRV GP II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,868,084 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,868,084 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,868,084 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6% (3)
12.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Consists of 1,868,084 shares of the Issuer’s common stock held by WRV II. WRV GP II is the general partner of WRV II and Tan, Marks and Brathwaite are members of the investment committee of WRV GP II. WRV II, WRV GP II, Tan, Marks and Brathwaite share power to direct the voting and disposition of the shares. Each of WRV GP II, Tan, Marks and Brathwaite disclaims beneficial ownership of the shares except to the extent of his or its respective pecuniary interest therein.

(3) This percentage is calculated based upon 34,854,563 outstanding shares of the Issuer’s common stock, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q (File No. 001-38270) filed with the Securities and Exchange Commission on November 7, 2018.

CUSIP No. 03842Q108	Page 5 of 11 Pages

1.	Name of Reporting Persons Walden Riverwood GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 639,573 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 639,573 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 639,573 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.8% (3)
12.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Consists of 639,573 shares of the Issuer’s common stock held by Walden. Walden GP is the general partner of Walden and Tan and Marks are members of the investment committee of Walden GP. Walden, Walden GP, Tan and Marks share power to direct the voting and disposition of the shares. Each of Walden GP, Tan and Marks disclaims beneficial ownership of the shares except to the extent of his or its respective pecuniary interest therein.

(3) This percentage is calculated based upon 34,854,563 outstanding shares of the Issuer’s common stock, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q (File No. 001-38270) filed with the Securities and Exchange Commission on November 7, 2018.

CUSIP No. 03842Q108	Page 6 of 11 Pages

1.	Name of Reporting Persons Lip-Bu Tan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,347
	6.	Shared Voting Power 2,690,632 (2)
	7.	Sole Dispositive Power 3,347
	8.	Shared Dispositive Power 2,690,632 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,693,979 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.7% (3)
12.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Consists of 1,868,084 shares of the Issuer’s common stock held by WRV II, 639,573 shares of the Issuer’s common stock held by Walden, 172,975 shares of the Issuer’s common stock held by A&E Investment, LLC (“A&E”) and 10,000 shares of the Issuer’s common stock held by Lip-Bu Tan and Ysa Loo Trust dated 2/3/1992 (the “Trust”). WRV GP II is the general partner of WRV II and Tan, Marks and Brathwaite are members of the investment committee of WRV GP II, Walden GP is the general partner of Walden and Tan and Marks are members of the investment committee of Walden GP. The Trust is the sole member of the A&E and Tan is a co-trustee of the Trust. WRV II, WRV GP II, Tan, Marks and Brathwaite share power to direct the voting and disposition of the shares held by WRV II. Walden, Walden GP, Tan and Marks share power to direct the voting and disposition of the shares held by Walden. The Trust and Tan share power to direct the voting and disposition of the shares held by A&E. Each of WRV GP II, Tan, Marks and Brathwaite disclaims beneficial ownership of the shares held by WRV II, except to the extent of his or its respective pecuniary interest therein, each of Walden GP, Tan and Marks disclaims beneficial ownership of the shares held by Walden, except to the extent of his or its respective pecuniary interest therein. Each of Walden GP, Tan and Marks disclaims beneficial ownership of the shares held by Walden, except to the extent of his or its respective pecuniary interest therein. Each of the Trust and Tan disclaims beneficial ownership of the shares held by A&E, except to the extent of his or its respective pecuniary interest therein and Tan disclaims beneficial ownership of the shares held by the Trust, except to the extent of his or its respective pecuniary interest therein .

(3) This percentage is calculated based upon 34,854,563 outstanding shares of the Issuer’s common stock, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q (File No. 001-38270) filed with the Securities and Exchange Commission on November 7, 2018.

CUSIP No. 03842Q108	Page 7 of 11 Pages

1.	Name of Reporting Persons Michael Marks
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,628,385 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,628,385 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,628,385 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.5% (3)
12.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Consists of 120,728 shares held by The Marks Trust (the “Trust”), 1,868,084 shares of the Issuer’s common stock held by WRV II and 639,573 shares of the Issuer’s common stock held by Walden. WRV GP II is the general partner of WRV II and Tan, Marks and Brathwaite are members of the investment committee of WRV GP II. Walden GP is the general partner of Walden and Tan and Marks are members of the investment committee of Walden GP. Marks shares power to direct the voting and disposition of the shares held by the Trust, WRV II, WRV GP II, Tan, Marks and Brathwaite share power to direct the voting and disposition of the shares held by WRV II. Walden, Walden GP, Tan and Marks share power to direct the voting and disposition of the shares held by Walden. Marks disclaims beneficial ownership of the shares held by the Trust, except to the extent of his or its respective pecuniary interest therein. Each of WRV GP II, Tan, Marks and Brathwaite disclaims beneficial ownership of the shares held by WRV II, except to the extent of his or its respective pecuniary interest therein. Each of Walden GP, Tan and Marks disclaims beneficial ownership of the shares held by Walden, except to the extent of his or its respective pecuniary interest therein.

(3) This percentage is calculated based upon 34,854,563 outstanding shares of the Issuer’s common stock, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q (File No. 001-38270) filed with the Securities and Exchange Commission on November 7, 2018.

CUSIP No. 03842Q108	Page 8 of 11 Pages

1.	Name of Reporting Persons Nicholas Brathwaite
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,868,084 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,868,084 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,868,084 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.4% (3)
12.	Type of Reporting Person (See Instructions) PN

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Consists of 1,868,084 shares of the Issuer’s common stock held by WRV II. WRV GP II is the general partner of WRV II and Tan, Marks and Brathwaite are members of the investment committee of WRV GP II. WRV II, WRV GP II, Tan, Marks and Brathwaite share power to direct the voting and disposition of the shares. Each of WRV GP II, Tan, Marks and Brathwaite disclaims beneficial ownership of the shares except to the extent of his or its respective pecuniary interest therein.

(3) This percentage is calculated based upon 34,854,563 outstanding shares of the Issuer’s common stock, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q (File No. 001-38270) filed with the Securities and Exchange Commission on November 7, 2018.

CUSIP No. 03842Q108	Page 9 of 11 Pages

Item 1(a)	Name of Issuer

Aquantia Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices

105 E. Tasman Drive

San Jose, CA 95134

Item 2(a)	Name of Person Filing

WRV II, LP

WRV GP II, LLC

Walden Riverwood Ventures, L.P.

Walden Riverwood GP, LLC

Lip Bu-Tan

Michael Marks

Nicholas Brathwaite

Item 2(b)	Address of Principal Business Office or, if none, Residence

One California Street, Suite 1750

San Francisco, CA  94111

Item 2(c)	Citizenship

Entities:

WRV II, LP – Cayman Islands

WRV GP II, LLC – Cayman Islands

Walden Riverwood Ventures, L.P. – Cayman Islands

Walden Riverwood GP, LLC - Cayman Islands

Individual:

Lip Bu-Tan – United States of America

Michael Marks – United States of America

Nicholas Brathwaite – United States of America

Item 2(d)	Title of Class of Securities

Common Stock, $0.00001 par value

Item 2(e)	CUSIP Number

03842Q108

Item 3

Not applicable.

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person

(b) Percent of class: See Row 11 of cover page for each Reporting Person

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

CUSIP No. 03842Q108	Page 10 of 11 Pages

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

CUSIP No. 03842Q108	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

WRV II, LP

By: WRV GP II, LLC
Its: General Partners

By:	/s/ Lip-Bu Tan
Name:	Lip-Bu Tan
Title:	Director

WALDEN RIVERWOOD VENTURES, L.P.

By: Walden Riverwood GP, LLC
Its: General Partners

By:	/s/ Lip-Bu Tan
Name:	Lip-Bu Tan
Title:	Director

WALDEN RIVERWOOD GP, LLC

By:	/s/ Lip-Bu Tan
Name:	Lip-Bu Tan
Title:	Director

WRV GP II, LLC

By:	/s/ Lip-Bu Tan
Name:	Lip-Bu Tan
Title:	Director

/s/ Lip-Bu Tan
Lip-Bu Tan

/s/ Michael Marks
Michael Marks

/s/ Nicholas Brathwaite
Nicholas Brathwaite